

Yegor Skorniakov

CTO Card Blanch

San Jose, California, United States · **Contact info**

492 connections

 **Card Blanch**

Experience



CTO at CardBlanch
Card Blanch · Full-time
Sep 2020 – Present · 1 yr 1 mo
United States



Alty
8 yrs 11 mos

Head Of Development
Full-time
Jun 2020 – Present · 1 yr 4 mos
San Jose, California, United States

Lead Front-end developer
Full-time
Apr 2016 – Jun 2020 · 4 yrs 3 mos
San Jose, California, United States

Show 2 more roles ⌄



Co-founder & CTO at Time Zone Converter
Self-employed
Mar 2017 – Present · 4 yrs 7 mos
Kiev, Ukraine

macOS, Windows, and WEB apps to calculate exact time anywhere in the world across time zones

https://timezoneconverterapp.com/



Front-end developer
Frondevo · Full-time
May 2009 – Dec 2012 · 3 yrs 8 mos
Krivoy Rog, Dnipropetrovsk, Ukraine

Education



95 gymnasium